UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Health Insurance Innovations, Inc.

 (Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

42225K106

 (CUSIP Number)

May 19, 2015

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]

Rule 13d-1(b)

[     ]

Rule 13d-1(c)

[     ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 8

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CUSIP No.:  42225K106                                13G                                 Page 2 of 9 Pages

1.

Names of Reporting Persons.

COLUMBUS CAPITAL MANAGEMENT, LLC

2.

Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3.

SEC Use Only

4.

Citizenship or Place of Organization

CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.

Sole Voting Power

0

6.

Shared Voting Power

436,963

7.

Sole Dispositive Power

0

8.

Shared Dispositive Power

436,963

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

436,963

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.

Percent of Class Represented by Amount in Row (9)

5.6%

12.

Type of Reporting Person:

IA

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CUSIP No.:  42225K106                                13G                                     Page 3 of 9 Pages

1.

Names of Reporting Persons.

MATTHEW D. OCKNER

2.

Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3.

SEC Use Only

4.

Citizenship or Place of Organization

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.

Sole Voting Power

0

6.

Shared Voting Power

436,963

7.

Sole Dispositive Power

0

8.

Shared Dispositive Power

436,963

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

436,963

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.

Percent of Class Represented by Amount in Row (9)

5.6%

12.

Type of Reporting Person:

IN, HC

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CUSIP No.:  42225K106                                           13G                                     Page 4 of 9 Pages

Item 1(a).

Name of Issuer:

Health Insurance Innovations, Inc. (the “Issuer”).

Item 1(b).

Address of Issuer’s Principal Executive Offices:

15438 N. Florida Avenue, Suite 201, Tampa, Florida 33613

Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)

Columbus Capital Management, LLC (“CCM”); and

ii)

Matthew D. Ockner (“Mr. Ockner”).

This statement relates to Shares (as defined herein) held for the account of each of Columbus Capital Partners, L.P. (“CCP”) and Columbus Capital QP Partners, L.P. (“CCQP”).  CCM is the general partner to CCP and CCQP.  Mr. Ockner is the managing member of CCM.  In such capacities, CCM and Mr. Ockner may be deemed to have voting and dispositive power over the Shares held for the accounts of CCP and CCQP.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of CCM and Mr. Ockner is 1 Market Street, Spear Tower, Suite 3790, San Francisco, CA  94105.

Item 2(c).

Citizenship:

i)

CCM is a California limited liability company; and

ii)

Mr. Ockner is a citizen of the United States of America.

Item 2(d).

Title of Class of Securities:

Class A common stock, $0.001 par value (the “Shares”)

Item 2(e).

CUSIP Number:

 42225K106

Item 3.

If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [x] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g) [x] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

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CUSIP No.:  42225K106                                13G                                     Page 5 of 9 Pages

Item 4.

Ownership:

Item 4(a)

Amount Beneficially Owned:

As of December 30, 2015, each of CCM and Mr. Ockner may have been deemed the beneficial owner of 436,963 Shares.  This amount consists of: (i) 297,577 Shares held for the account of CCP; and (ii) 139,386 Shares held for the account of CCQP.

Item 4(b)

Percent of Class:

As of December 30, 2015, each of CCM and Mr. Ockner may have been deemed the beneficial owner of approximately 5.6% of Shares outstanding.  (There are approximately 7,760,383 Shares outstanding according to the Issuer’s 10Q filed November 9, 2015.)

Item 4(c)

Number of Shares of which such person has:

CCM and Mr. Ockner:

(i)

Sole power to vote or direct the vote:

0

(ii)

Shared power to vote or direct the vote:

436,963

(iii)

Sole power to dispose or direct the disposition of:

0

(iv)

Shared power to dispose or direct the disposition of:

436,963

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

CCM serves as general partner to CCP and CCQP, each of which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.

Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.

Notice of Dissolution of Group:

This Item 9 is not applicable.

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CUSIP No.:  42225K106                                13G                                       Page 6 of 9 Pages

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Exhibits.

Exhibit A

Joint Filing Agreement by and between the Reporting Persons dated December 30, 2015

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CUSIP No.:  42225K106                                13G                                     Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2015

COLUMBUS CAPITAL MANAGEMENT, LLC

By:  /s/      Matthew D. Ockner

Name:

Matthew D. Ockner

Title:

Managing Member

MATTHEW D. OCKNER

By:  /s/      Matthew D. Ockner

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CUSIP No.:  42225K106                                13G                                     Page 8 of 9 Pages

EXHIBIT INDEX

Ex.

Page No.

A

Joint Filing Agreement

9

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CUSIP No.:  42225K106                                13G                                     Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Health Insurance Innovations, Inc., dated as of December 30, 2015, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

December 30, 2015

COLUMBUS CAPITAL MANAGEMENT, LLC

By:  /s/      Matthew D. Ockner

Name:

Matthew D. Ockner

Title:

Managing Member

MATTHEW D. OCKNER

By:  /s/      Matthew D. Ockner

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